
03023372

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

P.E.
6/1/03

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
JUN 16 2003
WASH. D.C.
181
SECTION

For the month of: June, 2003
Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)


PROCESSED
JUN 18 2003
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Update of 2002 Annual Report (dated June 5, 2003)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 13, 2003

Lafarge
(Registrant)
By:
Name: Michel Bisiaux
Title: Senior Vice President Legal Affairs


LAFARGE


MATERIALS FOR BUILDING OUR WORLD

UPDATE OF JUNE 5, 2003
OF THE REFERENCE DOCUMENT 2002

FILED WITH THE COMMISSION
DES OPÉRATIONS DE BOURSE
ON APRIL 4, 2003 UNDER NUMBER D.03-0375

1. PERSONS ASSUMING RESPONSIBILITY FOR THIS REFERENCE DOCUMENT AND THE AUDIT OF THE ACCOUNTS

1.1 PERSONS RESPONSIBLE FOR THE PROSPECTUS

- Bernard Kasriel, *Directeur Général* of Lafarge; and
- Jean-Jacques Gauthier, *Directeur Général Adjoint, Finance* of Lafarge.

1.2 CERTIFICATE OF THE PERSONS RESPONSIBLE FOR THE PROSPECTUS

"To the best of our knowledge, all the information in this reference document is true and accurate; this document contains all the information necessary to enable investors to form an opinion as to the assets and liabilities, activities, financial position and financial results and future prospects of Lafarge; this document does not omit any information which could make it misleading."

Paris, June 4, 2003





Jean-Jacques Gauthier
Directeur Général Adjoint
Finance

Bernard Kasriel
Directeur Général

1.3 PERSONS RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS

1.3.1 Statutory Auditors

- Deloitte Touche Tohmatsu, 185, avenue Charles-de-Gaulle, 92200 Neuilly-sur-Seine, represented by M. Arnaud de Planta.
  Date of first appointment : 1994
  Current term of office : appointed by the Annual Meeting of 25 May 2000, for a term of office expiring at the end of the Annual Meeting called to approve the financial statements for 2005, or a period of six fiscal years.
- M. Thierry Karcher, 21 rue d'Artois, 75008 Paris, replacing Cogerco-Flipo, who resigned. Date of first appointment and current term : Annual Meeting of 28 May 2002, expiring at the end of the Annual Meeting called to approve the financial statements for 2005, or a period of six fiscal years.

1.3.2 Substitute Auditors

- BEAS, 7-9, villa Houssay, 92200 Neuilly-sur-Seine.
  Date of first appointment and current term : Annual Meeting of 25 May 2000, expiring at the end of the Annual Meeting called to approve the financial statements for 2005, or a period of six fiscal years.
- M. Stéphane Marie, 20 bis, rue Boissière, 75116 Paris.
  Date of first appointment and current term : Annual Meeting of 28 May 2002, expiring at the end of the Annual Meeting called to approve the financial statements for 2007, or a period of six fiscal years.

1.3.3 CERTIFICATE OF THE PERSONS RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Deloitte Touche Tohmatsu
185, avenue Charles-de-Gaulle
B.P. 136
92203 Neuilly-sur-Seine Cedex

Thierry Karcher
21, rue d'Artois
75008 Paris

As statutory auditors of Lafarge and pursuant to Rule 98-01 of the *Commission des opérations de bourse* ("COB"), we have performed procedures in accordance with professional standards applicable in France on the information relating to the financial condition and the historical financial statements of the Company set forth in the Reference Document (*Document de référence*) filed with the COB on 4 April 2003 under No. D.03-0375, as well as in the attached Update (*Actualisation*) to the Reference Document.

Messrs. Bertrand Collomb, Chairman and Chief Executive Officer, and Jean-Jacques Gauthier, Executive Vice-President Finance, are responsible for the preparation of the Reference Document, and Messrs. Bernard Kasriel, Chief Executive Officer, and Jean-Jacques Gauthier, Executive Vice-President Finance, are responsible for the preparation of the Update. Our responsibility is to report on the fairness of the information relating to the financial condition and the financial statements of the Company presented in the Reference Document and the Update.

In a report dated 3 April 2003, we concluded that, based on the diligence procedures we performed, we had no matters to report regarding the fairness of the information relating to the financial condition or the financial statements of the Company contained in the Reference Document.

Our work, performed in accordance with professional standards applicable in France, consisted of:

- verifying that, following the date of our report on the Reference Document, no development affecting the fairness of the information relating to the financial condition and the financial statements presented in the Reference Document has occurred, except as described in an Update; and

- assessing the fairness of the information relating to the financial condition and the financial statements presented in this Update and its consistency with the financial statements on which we have issued a report. Our work also includes reading the other information contained in this Update, in order to identify material inconsistencies with the information presented with respect to the financial condition and the financial statements and to report any apparent misstatement of facts that we may have uncovered in reading the other information based on our general knowledge of the Company obtained during the course of our engagement, it being specified that this Update does not contain any projected data.

The Company and its consolidated financial statements for the year ended December 31, 2000, approved by the Board of Directors in accordance with French Generally Accepted Accounting Principles (French GAAP), were audited by Deloitte Touche Tohmatsu and Cogerco Flipo in accordance with professional standards applicable in France and certified without qualification. The following observation was made: "Without qualifying the opinion presented in our report we would draw your attention to Note 1 L) to the consolidated financial statements for the year ended December 31, 2000 presented in this reference document, which discloses the change in accounting method resulting from the application, with effect from January 1, 2000, of the new regulation issued by the Accounting Regulation Committee applicable to consolidated financial statements".

The Company and its consolidated financial statements for the year ended December 31, 2001, approved by the Board of Directors in accordance with French GAAP, were audited by Deloitte Touche Tohmatsu and Cogerco Flipo in accordance with professional standards applicable in France, and were certified without qualification or observation.

The Company and its consolidated financial statements for the year ended December 31, 2002, approved by the Board of Directors in accordance with French GAAP, were audited by us in accordance with professional standards applicable in France, and were certified without qualification or observation.

Based on the procedures performed, we have no matters to report regarding the fairness of the information relating to the financial condition or the financial statements of the Company presented in the Reference Document and its Update.

Neuilly-sur-Seine and Paris, June 4, 2003

The Auditors

Deloitte Touche Tohmatsu | Thierry Karcher







Arnaud de Planta | Jean-Paul Picard

1.4 PERSON RESPONSIBLE FOR INFORMATION

Institutional investors and financial analysts :

James Palmer, Danièle Daouphars
Lafarge
61 rue des Belles Feuilles, 75116 Paris
Tél. : +33 (0)1 44 34 11 11
Fax. : +33 (0)1 44 34 12 37
james.palmer@lafarge.com
daniele.daouphars@lafarge.com

Individuals shareholders :

Delphine Bueno
Toll free numbers (France only) for all inquiries concerning the Lafarge share and the registered accounts (at the CCF) : 0800 06 06 46
International calls : +33 (0)1 44 34 12 73
Fax. : +33 (0)1 44 34 12 37
delphine.bueno@lafarge.com

II. SUPPLEMENT TO THE DOCUMENT DE REFERENCE

The information below brings up to date and supplements the information relating to Lafarge provided for in the *document de référence* of Lafarge, filed with the *Commission des opérations de bourse* on April 4, 2003 under number D.03-0375.

5.1 FINANCIAL ACCOUNTS OF LAFARGE

The following updates the notes to the consolidated financial statements included in the *document de reference*:

Note 5: Pro Forma Income Statement

The consolidated pro forma consolidated statements of income presenting the results of operation for the years ended December 31, 2000 and December 31, 2001 assuming the acquisition of the retained businesses of BCI and the disposal of the majority portion of the Specialty Products segment had taken place at the beginning of each of those fiscal years were subject to a limited review by the statutory auditors.

Note 23: Debt

The debt agreements that contain terms that require permanent compliance with covenants relate to subsidiaries in certain countries ; the total amount of such indebtedness represents approximately 5% of the total consolidated debt of the group. Overall, there is little chance that such clauses will be triggered.

Note 24: Financial Instruments – Share Risk

The relevant equity swaps cover securities outside of the group that are controlled by third parties.

7.1 RECENT DEVELOPMENTS OF LAFARGE

7.1.1 Main developments since April 4, 2003[1]

Decision of German Competition Authorities

Lafarge announced, on April 14, 2003, that its subsidiary Lafarge Zement had been officially informed of the decision of the German competition authority (*Bundeskartellamt*) to fine the company €86 million for its participation in anti-competitive practices in Germany. Lafarge considers the amount of the fine to be disproportionate and has brought a case before the Higher Regional Court (*Oberlandesgericht*) in Düsseldorf.

Lafarge notes that a provision of €300 million has been made in its 2002 accounts to cover potential liabilities arising from the European Commission decision in respect of its Gypsum activities, which Lafarge has appealed, as well as the German competition authority investigation into the cement industry in Germany.

Joint Venture Agreement in Bangladesh

Lafarge announced on May 14, 2003 the signing of a 50/50 joint venture with Cementos Molins to build a new turnkey cement plant in Chhatak (Northern Bangladesh). Under this agreement, Lafarge and Cementos Molins will together

[1] Date of filing of the *document de référence* with the *Commission des opérations de bourse*.

hold around 60% interest in Lafarge Surma Cement Limited. The remaining shares of Lafarge Surma Cement Limited will be held by international financial institutions and local investors.

Michel Rose, Chief Operating Officer of Lafarge, stated : "*This agreement with Cementos Molins demonstrates our ability to pursue our development in a growing emerging market, while respecting our commitments to return to a 2000 like financial structure at Group level.*"

Bangladesh, with an overall population of 130 million, ranks among the highest countries in Asia in terms of economic growth potential. This new cement plant featuring the most advanced technological installation will have an annual production capacity of 1.2 million tons of Portland cement. It is expected to start production in year 2005.

7.1.2 Stock buy-back program

A prospectus relating to the stock buy-back program, which was authorized by the combined shareholders' meeting of May 20, 2003, received visa No. 03-228 of the *Commission des opérations de bourse* on April 7, 2003.

7.1.3 Combined shareholders' meeting of Lafarge on 20 May 2003

The Annual General Meeting of Lafarge shareholders, which was held in Paris on May 20, 2003, approved the 2002 financial statements.

At the meeting, Lafarge confirmed its net debt reduction target of €1 billion for 2003 (excluding foreign exchange variations). This will be met through strict financial discipline, combining cash flow generation, operational performance improvement programs and a reduction in 2003 capital expenditure target from €1.5 billion to €1.2 - €1.3 billion along with selective asset disposals of €400 to €600 million.

Bernard Kasriel, in his new role as Chief Executive Officer of Lafarge, said: "*Despite the uncertain economic environment and thanks to our continuous performance improvement programs we expect that, before foreign exchange fluctuations, our operating income from ordinary activities will remain stable in 2003, and this in spite of an increase in pension costs (€98 million).*"

The shareholders' meeting authorized the distribution of a normal dividend of €2.30 per share. The shareholders may choose, from 2 June to 20 June 2003 inclusive, to reinvest their dividend into shares at a preferential price of €51.42 per share.

7.1.4 Nomination of a new Chief Operating Officer

The meeting of the Board of Directors on May 20, 2003, which was held prior to the combined shareholders' meeting on the same day, appointed as a Chief Operating Officer (*directeur général délégué*) Bruno Lafont, Executive Vice President in charge of the Gypsum activities since 1998. He will join the senior management (*Direction Générale*) of the Group, which also includes Bernard Kasriel, who became Chief Executive Officer (*Directeur Général*) effective the same day, and Michel Rose, who is already a Chief Operating Officer.

7.1.5 Filing of Annual Report on Form 20-F with the Securities and Exchange Commission

In the context of its obligations following the listing of its shares in the form of American Depositary Receipts in the United States, Lafarge filed an annual report on Form 20-F in English with the Securities and Exchange Commission on

April 25, 2003. This document included, in particular, a description of the group's different activities, the management discussion and analysis of results, consolidated financial statements with a table reconciling the different treatment under U.S. and French GAAP of net income and shareholders equity, as well as information about the Company's management, shareholders and by-laws.

The following table sets forth the different treatment of net income and shareholders' equity in the group's consolidated accounts and in the reconciled accounts published in the Form 20-F:

(€ millions)	Net income	Shareholders' equity
Under French GAAP	**456**	**6 981**
Business Combinations	168	118
Pension obligations	1	-536
Goodwill impairment on adoption of SFAS 142	-160	-160
Stock based compensation and employee stock plans	35	-21
Restructuring provisions	-87	33
Derivative instruments	-8	-154
Investment in marketable securities	-	-105
Other items	-11	-62
Tax effects of the above adjustments	35	236
Minority interests	7	64
Under US GAAP	**436**	**6 394**

The principle differences in the reconciliation were as follows:

- The treatment of business combinations, and in particular since January 1, 2002, the non-amortization of goodwill,

- The manner of accounting for pension liabilities, and in particular the requirement under US GAAP to record a minimum liability adjustments,

- The initial application of SFAS 142, which resulted in an impairment of the goodwill recorded in the Roofing division due not to a difference in accounting principles but to a difference in the book value of the net assets as determined using fair valuation techniques,

- In respect of stock option plans, the fact that the difference between the exercise price and the market price of the shares is recorded as compensation expense in the income statement under US GAAP,

- In respect of employee stock plans, the fact that the discount is recorded as compensation expense in the income statement under US GAAP,

- Restructuring provisions (a majority of the difference results from the fact that costs for employees that leave voluntarily are only recorded under US GAAP once the restructuring plan has been approved by the employees),

- Derivative instruments (the difference is mainly due to the fact that interest rate swaps and put and call options are recorded at fair value under US GAAP),

- The recording of unrealized losses on marketable securities under US GAAP,

- The effect on tax and minority interests of the foregoing elements differences.

A detailed review of the differences referred to above are presented in Form 20-F available on the group's internet site.

The annual report on 20-F also disclosed that, in accordance with the requirements of the Sarbanes-Oxley Act of July 30, 2002, the Chairman and Chief Executive Officer of Lafarge and the Chief Financial Officer of Lafarge evaluated the disclosure controls and procedures applicable under American law to documents made public, and their effectiveness, within 90 days prior to the filing of the document on April 25, 2003, and that they found such controls and procedures to be adequate and effective. To the Company's knowledge, there has been no material change since such date in the internal controls of the Company or in other factors that could have a material impact on its internal controls or procedures, and that as of April 25, 2003 there were no material deficiencies or weaknesses in the internal controls requiring corrective action. The Chairman and Chief Executive Officer of Lafarge and of the Chief Financial Officer of Lafarge each provided a certificate regarding the foregoing.

7.2 FIRST QUARTER RESULTS OF LAFARGE[2]

On April 29, 2003, Lafarge announced its sales for the first quarter 2003, which slipped by 2.3% excluding changes in scope or foreign exchange. The increased value of the Euro had a 10.1% negative foreign exchange impact on sales.

Sales in the first quarter 2003 declined 14.4%, to € 2.691 million from € 3.145 million, with underlying sales slipping by 2.3%. The significant foreign currency fluctuations impacted sales by −10.1%. The net effect on sales from changes in the scope of consolidation was -2% largely as a consequence of the divestments realized in 2002.

Commenting on these sales, Bertrand Collomb Chairman and CEO stressed that:

"The seasonal nature of our businesses often leads to variations in sales in the first quarter of the year, as market demand is reliant on clement weather conditions. In the first quarter of 2002, we reported strong sales due to record mild temperatures, while winter conditions in 2003 were extreme in many countries. We remain therefore cautious at the beginning of the year about establishing any trends for sales for the remainder of the year."

He also outlined that: *"In an economic environment which is still uncertain, our priority for 2003 remains to focus on our performance improvement programs, to return to a 2000-like financial structure, and to reduce our debt by € 1 billion, excluding foreign exchange variations."*

The sales report for each Division, excluding foreign exchange, scope effects, and before inter-divisional sales elimination is as follows:

CEMENT: - 3.4%

Compared to record first quarter achieved in 2002, lower sales were reported in several markets mostly due to reduced volumes. Sever winter weather conditions had a major impact on the construction market in a number of countries, particularly in the northern hemisphere, with volumes being significantly lower in France, Greece, North America, Poland and Romania.

Strong growth in volumes was recorded in Spain, Morocco and Kenya.

Difficult macroeconomic conditions and political situations affected sales in Venezuela, Turkey and Nigeria.

---

[2] Unaudited financial information.

Overall prices were stable. Brazil improved significantly due to favorable pricing trends. Prices increased in many of our African operations. Favorable trends were achieved in South Korea and India.

Very weak areas for prices remain Egypt, the Philippines and Germany where severe price competition compounded by the poor construction market continues to impact sales.

AGGREGATES & CONCRETE: - 0.6%

The slight decline in sales was largely attributable to the winter weather conditions experienced in France and North America.

Pricing trends were favorable in both aggregates and concrete across the Division.

ROOFING: - 3.2%

Sales in Western Europe suffered from the harsh winter, but also from a weaker level of demand in France and in Germany for concrete tiles in particular. Sales in the UK, Scandinavia and Italy recorded positive trends. In the United States sales continued to grow strongly with favorable conditions in many markets. Sales of roofing components continued to increase.

GYPSUM: + 1.3%

The increase in sales was due to overall positive growth in Western Europe and Asia. In North America, after record sales in the first quarter of 2002, sales were down in North America due to winter conditions, also impacting production in the North East. Pricing in North America was 2% up compared to the same period of last year.

NEGATIVE FOREIGN EXCHANGE IMPACT OF –10.1%, AMOUNTING TO € 332 MILLION.

The effect of foreign currency fluctuations on the first quarter 2003 sales was particularly significant. The strong appreciation of the euro in the second half of 2002 and further in the first quarter of 2003 had a material impact on recorded sales in the following currencies: US Dollar (€ 124 million), Canadian dollar (€ 23 million), Brazilian real (€ 34 million), Pound sterling (€ 29 million) and Malaysian ringgit (€ 23 million).

SCOPE CHANGES OF -2%, AMOUNTING TO € 59 MILLION

The sales in the first quarter resulting from acquisitions amounted to € 50 million. Divestment and the change in the consolidation method for our Moroccan activities resulted in a reduction in sales of € 109 million.

CONSOLIDATED SALES AS AT MARCH 31, 2003

	At March 31, 2003 € million	At March 31, 2002 € million	Variation	At constant scope and foreign exchange	At constant scope and foreign exchange, before eliminating inter-divisional sales
Cement	1,299	1,593	-18.5%	-4.2%	-3.4%
Aggregates & Concrete	796	911	-12.7%	-0.5%	-0.6%
Roofing	279	298	-6.4%	-3.2%	-3.2%
Gypsum	295	298	-1%	+1.3%	+1.3%
Other	22	45	-50.2%	+8.4%	+8.4%
TOTAL	**2,691**	**3,145**	**-14.4%**	**-2.3%**	**NA**

Sales by geographic zone of destination	**At March 31, 2003** € Million	**At March 31, 2002** € Million	**2003/2002**
Western Europe	1 283	1 392	-8%
Central and Eastern Europe	90	89	+1%
Emerging Mediterranean	95	144	-34%
North America	575	741	-22%
Latin America & the Caribbean	146	208	-30%
Sub Saharan Africa/Indian Ocean/Others	205	217	-6%
Asia /Pacific	297	354	-16%
Sales by Business Line			
Cement	1 299	1 593	-18%
Aggregates and Concrete	796	911	-13%
Roofing	279	298	-6%
Gypsum	295	298	-1%
Other	22	45	-51%
Total	**2 691**	**3 145**	**-14%**

CEMENT

Sales volumes by destination
(adjusted for the contributions of our proportionately consolidated subsidiaries)

(in millions of tons)	***2003 Q1***	***2002 Q1***	**2003/2002**
Western Europe	6.6	7.6	-13 %
Central and Eastern Europe	1.1	1	5 %
Emerging Mediterranean	1.8	2.1	-14 %
North America	2.7	2.9	-8 %
Latin America & the Caribbean	1.5	1.7	-11 %
Sub Saharan Africa/Indian Ocean/Others	2.6	2.5	6 %
Asia/Pacific	5.3	5	6 %
Total	**21.6**	**22.8**	**-5 %**

Sales
after elimination of inter divisional sales by geographical zone of destination

(€ million)	***2003 Q1***	***2002 Q1***	**2003/2002**
Western Europe	471	544	**-13 %**
Central and Eastern Europe	49	46	**7 %**
Emerging Mediterranean	79	119	**-34 %**
North America	212	288	**-26 %**
Latin America & the Caribbean	99	145	**-32 %**
Sub Saharan Africa/Indian Ocean/Others	175	194	**-10 %**
Asia/Pacific	214	257	**-17 %**
Total consolidated sales	1,299	1,593	**-18 %**

Sales
after elimination of inter divisional sales by origin

(€ million)	***2003 Q1***	***2002 Q1***	**2003/2002**	**Like for Like**
Western Europe	524	596	**-12 %**	**-3 %**
Central and Eastern Europe	53	47	**13 %**	**-6 %**
Emerging Mediterranean	71	117	**-39 %**	**-8 %**
North America	242	315	**-23 %**	**-7 %**
Latin America & the Caribbean	112	164	**-32 %**	**1 %**
Sub Saharan Africa/Indian Ocean/Others	202	216	**-6 %**	**7 %**
Asia/Pacific	208	259	**-20 %**	**-3 %**
Total before elimination of intra-company sales	1,412	1,714	**-18 %**	**-3.4 %**
Total consolidated sales	1,299	1,593	**-18 %**	**-4.2 %**

AGGREGATES AND CONCRETE

Volumes by destination
(adjusted for the contributions of our proportionately consolidated subsidiaries)

(in millions of tons)	*2003 Q1*	*2002 Q1*	2003/2002
Aggregates			
Western Europe	16.8	17.4	-3 %
North America	14	14.4	-3 %
Other countries	3.3	3.1	8 %
Total	**34.1**	**34.9**	**-2 %**
Concrete			
Western Europe	3.3	3.7	-11 %
North America	1.8	1.8	-2 %
Other countries	2.1	2.3	-9 %
Total	**7.2**	**7.8**	**8 %**

Sales
after elimination of inter divisional sales by geographical zone of destination

(€ million)	*2003 Q1*	*2002 Q1*	2003/2002
Aggregates & related products	295	325	**-9 %**
Ready-mix concrete & concrete products	501	586	**-15 %**
Total aggregates & concrete	796	911	**-13 %**
Of which: Western Europe	418	437	**-4 %**
North America	279	351	**-21 %**
Other countries	99	123	**-20 %**

Sales
after elimination of inter divisional sales by origin

(€ million)	*2003 Q1*	*2002 Q1*	2003/2002	Like for Like
Aggregates & related products	298	330	**-10 %**	**-0.1 %**
Ready-mix concrete & concrete products	501	587	**-15 %**	**-0.7 %**
Total aggregates & concrete	799	917	**-13 %**	**-0.6 %**
Of which: Western Europe	421	440	**-4 %**	
North America	280	353	**-21 %**	
Other countries	98	124	**-21 %**	
Total Aggregates & Concrete (consolidated)	796	911	**-13 %**	**-0.5 %**

ROOFING

Volumes by destination
(adjusted for the contributions of our proportionately consolidated subsidiaries)

		2003 Q1	2002 Q1	2003/2002
Concrete roof tiles	(in millions of m²)			
Western Europe		12.2	12.8	-5 %
North America		4.4	4.1	7 %
Other countries		7.1	8.3	-14 %
Clay roof tiles				
Europe (in millions of m²)		4.8	4.9	-2 %
Chimneys (in thousands of km)		479	529	-9 %

Sales
(after elimination of intra-divisional sales by origin)

(€ million)		2003 Q1	2002 Q1	2003/2002	Like for Like
Total		279	298	-6 %	-3.2 %
of which concrete roof tiles	Western Europe	95	103	-8 %	
	North America	24	28	-12 %	
	Other countries	22	27	-19 %	
of which clay roof tiles		50	50	0 %	
of which chimneys		29	31	-7 %	
of which other roofing products		59	59	0 %	

GYPSUM

Volumes by destination
(adjusted for the contributions of our proportionately consolidated subsidiaries)

(in millions of sqm.)	2003 Q1	2002 Q1	2003/2002
Total	151	141	7 %

Sales
(after elimination of intra-divisional sales by origin)

(€ million)	2003 Q1	2002 Q1	2003/2002	Like for Like
Total	295	298	-1 %	1.3 %
of which Western Europe	168	153	10 %	
of which North America	53	66	-20 %	
of which other countries	74	79	-6 %	

Sales variance analysis by region and in major markets.[3]

	Volume effect %	Price, product, customer & other mix effect %	Activity variation vs 2002 %
Cement			
Western Europe	-2	-1	-3
France	-9	6	-3
UK	-1	1	0
Spain	11	3	14
Germany	13	-38	-25
Greece	-12	6	-6
Central Europe	-3	-4	-6
Poland	-26	3	-23
Romania	-19	13	-7
Mediterranean Basin	-6	-2	-8
Turkey	-27	-12	-38
Morocco	15	4	18
Jordan	-8	1	-8
Egypt	14	-30	-16
North America	-8	1	-7
South America, Caribbean	-4	5	1
Brazil	3	26	29
Venezuela	-43	-9	-52
Chile	-4	10	6
Africa, Indian Ocean	3	4	7
Kenya	14	3	16
Nigeria	-11	6	-5
South Africa	-9	15	6
Asia, Middle East	2	-5	-3
Malaysia	-2	-7	-9
Philippines	18	-33	-15
India	-12	10	-2
South Korea	3	9	12
Total Cement	-4	0	-3
Aggregates			
France	-4	1	-3
UK (Pure Aggregates) (*)	-15	13	-2
North America (Pure Aggregates)	-3	3	-1
Total Aggregates	-4	4	0
Readymix			
France	-8	4	-4
UK	-5	9	4
North America	0	2	1
Total Readymix	-4	3	-1

(*) UK sales impacted by aggregates levy. (Price effect without aggregates levy was 3%)

[3] Variance on like for like sales before elimination of sales between Divisions

Sales variance analysis by region and in major markets.[4]

	Volume effect %	Price, product, customer & other mix effect %	Activity variation vs 2002 %
Roofing			
Western Europe Concrete T&F	-6	-2	-8
Western Europe Clay T&F	-2	3	1
UK			
Concrete	3	-3	0
Clay	-9	10	1
France			
Concrete	-15	0	-14
Clay	-13	6	-7
Germany			
Concrete	-11	-4	-15
Clay	30	-9	21
United States (Concrete)	7	1	8
Chimneys	-10	4	-6
Accessories			10
TOTAL ROOFING	-6	3	-3
Gypsum			
WALLBOARDS			
Western Europe	-3	7	4
North America	-9	2	-8
Asia / Pacific	14	-1	13
TOTAL GYPSUM	-2	3	1

[4] Variance on like for like sales before elimination of sales between Divisions




LAFARGE